Exhibit 16

May 24, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, Northwest
Washington, D.C. 20549

Dear Sir/Madam:

We have read the five paragraphs of Item 4 included in the Form 8-K of Magellan Health Services, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

Arthur Andersen LLP

Cc: Mr. Mark Demilio, Magellan Health Services, Inc.